NEWS RELEASE

INTEROIL’S ANTELOPE-2H2 CONFIRMS HIGHER POROSITY AND CONDENSATE TO GAS RATIO

DST# 4 tested at a stabilized rate of 18 Bbls/MMcf

Improvement over original condensate stripping plant estimates

Cairns, Australia and Houston, Tx -- June 22, 2010 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today, at its Annual General Meeting, provided an update on its operations.
InterOil Chief Executive Officer Phil Mulacek said, “The Antelope-2 horizontal well has accomplished multiple objectives. First, it has confirmed an increasing condensate-to-natural gas ratio (CGR) of 18 barrels per million cubic feet of natural gas, 12% higher than observed at the top of the reservoir. Second, the horizontal demonstrated dolomitization and higher porosity deeper in the reservoir than previously modelled. These results assist the already economic returns estimated for the project with our joint venture partner Mitsui & Co. Limited.”
Antelope-2 Horizontal Extended Reach
The Antelope-2 horizontal well, drilled in an easterly direction, achieved a length of 2,569 feet (783 meters) beyond liner shoe reaching a total of 3,066 feet (934 meters) from vertical well bore.  At a true vertical depth (TVD) of 7,668 feet (2,337 meters), the well encountered a gradual lithology change, including increased dolomite, observed while drilling with mud returns for the first 1,460 feet (445 meters). The Company converted to “managed pressure drilling” from 9,394 feet (2,863 meters) measured depth to TD.
Electric Logs Confirm Increased Porosity
Electric logs from the Antelope-2 horizontal indicate increased porosity of 11.1%, an 80% increase from the comparable zone in the vertical wellbore which averaged approximately 6.0 % in the comparable horizon. The horizontal well encountered a dolomitized zone which enhanced reservoir porosity. Porosity measurements exceed the year-end 2009 reservoir model for this portion of the reservoir.

Antelope-2 Horizontal Drill Stem Test #4 Confirms Higher CGR
Drill Stem Test #4, performed on lateral section of the well from 7,933 feet (2,418 meters) to 10,502 feet (3,201 meters) measured depth (MD), recovered 18 Bbls/MMcf, a 12% increase over the 16 Bbls/MMcf recovered in DST#1 at the top of the reservoir. During the 46 hour test the well flowed at a maximum rate of 11 MMcf/d through a ½ inch choke, a rate that was restricted by drill pipe and downhole equipment. The pressure draw down during the test averaged 3-4 psi with flowing bottom hole pressure of 3,699 psi. The minimal pressure draw down is in indicator of the ultimate flow capacity of the well which results from the higher porosity encountered.
Exploration Activities
At Antelope, processing of the 100 km of 2D seismic acquired has been completed. Seismic interpretation and reservoir geophysical studies are well advanced. In the joint program with LNG Energy, a 27 km line has been acquired in an area of mutual interest and is currently in final processing. Furthermore, on the Wolverine prospect 20 km of seismic acquisition has been completed and the crew is currently shooting another 20 km at the Bwata prospect. The seismic program is designed to prioritize our exploration inventory in time for deployment of our second drilling rig.
The new rig is packed and ready for shipment.  The rig will depart New Zealand near the end of the month and arrive in PNG around mid-July.  Once in PNG it will be moved to our facilities at Napa Napa where preparations for jungle operations will be completed.  The Company anticipates mobilizing the rig into the field in the 4th quarter.
Operations are currently preparing for DST#5 to isolate and test the furthest and deepest section of the horizontal over the last 492 feet (150 meters).
An updated presentation, to be delivered today at InterOil’s Annual and Special Meeting, has been posted on the InterOil website: www.interoil.com

About InterOil Corporation
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular conducting horizontal well drilling and testing, seismic and other exploration activities, deployment of a second drilling rig, the potential for a proposed condensate stripping facility in joint venture with Mitsui & Co., Ltd. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.